EXHIBIT 12.2
United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
(Loss)/income from continuing operations	$(8,589)	$(3,517)	$(17,332)	$1,755
Add from continuing operations:
Interest on indebtedness (a)	13,240	13,795	39,281	38,908
Portion of rents representative of the interest factor	389	387	1,175	1,165

Earnings	$5,040	$10,665	$23,124	$41,828

Fixed charges from continuing operations:
Interest on indebtedness (a)	$13,240	$13,795	$39,281	$38,908
Capitalized interest	373	70	963	130
Portion of rents representative of the interest factor	389	387	1,175	1,165

Fixed charges	14,002	14,252	41,419	40,203

Ratio of earnings to fixed charges	—	—	—	1.04
For the three months ended September 30, 2010 and 2009, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $9.0 million and $3.6 million, respectively.
For the nine months ended September 30, 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $18.3 million.